Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated December 20, 2010
Registration No. 333-171290

8,000,000 Shares

Common Stock

Kohlberg Kravis Roberts & Co. L.P. and DLJ Merchant Banking Partners III, or DLJMB, are offering 8,000,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

The underwriter proposes to offer our shares of common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

We expect that the delivery of the common stock will be made against payment therefor on December 23, 2010, which will be the second business day following the date of pricing of the common stock (such settlement cycle being herein referred to as "T+2"). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Purchasers of common stock who wish to trade any of such common stock on the date of pricing should consult their advisor.

In addition, we expect that concurrently with the closing of this offering, KKR 1996 Fund L.P. will transfer 1,021,022 shares of common stock in an “in-kind” distribution to certain affiliates of its general partner and its members.

Recent Developments

On December 16, 2010, we entered into a definitive agreement to sell our AlphaGary plastic compounding business, which comprises substantially all of our Specialty Compounds segment, to Mexichem S.A.B.de C.V. for $300 million in cash, subject to customary adjustments.  The closing of the transaction is expected to close in the first quarter of 2011, subject to customary closing conditions and regulatory approval.  Our AlphaGary plastic compounding business manufactures specialty plastic compounds for the wire and cable business as well as medical applications and other uses, and generated net sales of approximately $193.8 million and Adjusted EBITDA of approximately $30.6 million during the year ended December 31, 2009. We anticipate reporting our AlphaGary plastic compounding business as a discontinued operation in our future consolidated financial statements.  We expect to use the proceeds from the sale to partially repay existing debt.

The following table sets forth the reconciliation of income before taxes attributable to our AlphaGary plastic compounding business to Adjusted EBITDA attributable to such business:

Year ended
December 31, 2009
($ in millions)
Income before taxes	$ 8.0
Interest expense	10.2
Intercompany charges	2.5
Depreciation and amortization	8.8
Restructuring costs and other	0.3
Loss on early extinguishment of debt	0.8
Adjusted EBITDA	$ 30.6

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-503-4611.